

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2018

Michael J. Burwell
Chief Financial Officer
Willis Towers Watson Plc
51 Lime Street
London EC3M 7DQ
England

      Re: Willis Towers Watson Plc
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 28, 2018
           File No. 001-16503

Dear Mr. Burwell:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Division of Corporation Finance
                                      Office of Healthcare & Insurance